UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number: 001-35755

DELTA TECHNOLOGY HOLDINGS LIMITED

16 Kaifa Avenue

Danyang, Jiangsu, China 212300

Tel: +86 511-8673-3102
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Submission of Matters to a Vote of Security Holders.

On October 31, 2016, Delta Technology Holdings Limited (the “Company”) held a Special Meeting of Shareholders (the “Special Meeting”). The number of ordinary shares represented at the Special Meeting was 6,952,656, representing 72.28% of the 9,618,852 ordinary shares issued and outstanding that were entitled to vote on September 29, 2016, the record date for the Special Meeting.

At the Special Meeting, the shareholders approved the Company’s 2016 Equity Incentive Plan. The voting result for the proposal is set forth below:

For	Against	Abstain
6,898,322	49,234	5,100

 There were no other matters presented to the shareholders for consideration at the Special Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  November 1, 2016

DELTA TECHNOLOGY HOLDINGS LIMITED

By:	/s/ Xin Chao

Name: Xin Chao
Title: Chief Executive Officer